Blockchain of Things, Inc.

747 3rd Avenue

New York, NY 10017

July 27, 2020

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Susan Block

Re: Blockchain of Things, Inc.

Form 10-12G

Filed June 1, 2020

File No. 000-56170

Dear Ms. Block:

I write on behalf of Blockchain of Things, Inc., (the “Company”) in response to Staff’s letter (the “Comment Letter”) of July 9, 2020, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10 filed by the Company on June 1, 2020.

Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form 10-12G filed June 1, 2020

Explanatory Note, page 3

1. Please delete the use of the term “rescission” throughout the registration statement and instead refer to it as the “Claims Process,” consistent with the terms of the settlement.

In response to this comment, all instances of rescission have been replaced with Claims Process.

Initial Coin Offering and SEC Order, page 4

2. Please add a new section here that describes the claims process for investors, and please revise the header for this section to include the claims process. In preparing the section, please consider putting it in question-and-answer format, and please consider addressing the following investor questions:

• What is the claims process?

• Why are you engaging in the claims process?

• Who is entitled to make a claim?

• What will I receive if I make a claim?

• How is the price at which I purchased tokens determined?

• How was the interest rate determined?

• When does the claims process terminate?

• What do I need to do if I want to participate in the claims process?

• What do I need to do if I do not want to participate in the claims process?

• What happens to my tokens if I do not participate in the claims process?

• May I participate in the claims process solely with respect to a portion of my tokens?

• Can I change my mind after I have sent in my claim form?

• When, how and in what form will payment be made?

• Who can help answer my questions and what is their contact information?

In addition, at the end of the section please include a cross-references to the claims process disclosure beginning on page 30.

In response to this comment, the Form 10 will be amended was follows:

• What is the claims process?

The Claims process consists of informing all persons and entities that purchased BCOT Tokens before and including July 31, 2018 of their potential claims under Section 12(a) of the Securities Act, including the right to sue “to recover the consideration paid for such security with interest thereon, less the amount of any income received thereon, upon the tender of such security, or for damages if [the purchaser] no longer owns the security” and informing purchasers that they may submit a written claim on the Claim Form directly to Blockchain of Things, Inc. at an address indicated on the Claim Form of a purchaser’s assertion of rights under Section 12(a) of the Securities Act, and that such claims must be submitted by a date certain (“Claim Form Deadline); said Claim Form Deadline shall be the earlier of three (3) months from the date that the Division of Corporation Finance notifies Respondent that the Division’s review of the Form 10 has been concluded or six (6) months from the Effective Date

• Why are you engaging in the claims process?

We are engaged in the claims process pursuant to the offer of Settlement that the Securities and Exchange Commission has determined to accept on December 18, 2019.

• Who is entitled to make a claim?

All persons and entities that purchased BCOT Tokens before and including July 31, 2018

• What will I receive if I make a claim?

If you are approved for a claim, you are entitled to recover the consideration paid for BCOT token with interest, less the amount of any income received

• How is the price at which I purchased tokens determined?

The price for the tokens received will be determined by calculating the number of tokens delivered to the claimant divided by the amount of consideration sent to Blockchain of Things, Inc when the token was purchased.

• How was the interest rate determined?

We expect to calculate interest by using the average yield of the 1-year US Treasury note which for December 2019 was 1.55%.

• When does the claims process terminate?

Claim Form Deadline shall be the earlier of three (3) months from the date that the Division of Corporation Finance notifies Respondent that the Division’s review of the Form 10 has been concluded or six (6) months from the Effective Date

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• What do I need to do if I want to participate in the claims process?

You need fill out the claim form and send it to claims administrator either via email or postal mail to:

claim@blockchainofthings.com

or

ATT: BCOT Token Claims Administrator

Blockchain of Things, Inc.

P.O. Box 370743

Miami, FL 33127

• What do I need to do if I do not want to participate in the claims process?

If Claimant does not want to participate in the claims process, claimant does not need to do anything. Claimant may still pursue an action against pursuant to Section 12(a) of the Securities Act.

• What happens to my tokens if I do not participate in the claims process?

If the claimant chooses not to participate in the clams process the claimant is entitled to use the tokens for the purchase of Catenis tiered SaaS plans listed on the company's website or purchase of Catenis credits within the Blockchain of Things Catenis platform. Claimant can also freely sell the tokens to an interested buyer, provided there is an available exemption from registration under the Securities Act.

• May I participate in the claims process solely with respect to a portion of my tokens?

Claimants that qualify for the claims process may participate in the claims process solely for a portion of claimant’s tokens.

• Can I change my mind after I have sent in my claim form?

At any time after sending in the claims form and before qualified claimants claim being satisfied by Blockchain of Things, claimant is entitled to change claimant’s mind by contacting the claims administrator.

• When, how and in what form will payment be made?

Claim recipients will be paid in U.S. Dollars or the digital currency in which original payment was made to the Company, based upon the amount of fiat or digital currency paid to the Company at the time of the BCOT token purchase sent to the originating address the payment was made from.

• Who can help answer my questions and what is their contact information?

The claims administrator can help answer any questions and can be reached via email or postal mail at:

claim@blockchainofthings.com

or

ATT: BCOT Token Claims Administrator

Blockchain of Things, Inc.

P.O. Box 370743

Miami, FL 33127

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For additional information please see claims process disclosure beginning on page 34.

Description of Business and Principal Products or Services, page 5

3. We note your disclosure that, at the time of the Offering, the Catenis platform functioned in a "beta" or pilot stage. Please update this disclosure to clarify whether the Catenis platform currently is operational. If you need additional funds to further advance the development or relaunch of the platform, please explain the key steps in that process and any quantify the funding necessary. If lack the necessary additional funding, please disclose this.

In response to this comment we have added the following disclosure under the heading “Description of Business and Principal Products or Services”

Currently, the Catenis platform is fully operational and any consumer can visit our website or contact us directly to use our platform(s). Two environments are currently in full production mode, one is called the “Sandbox” environment and uses the bitcoin TestNet for development purposes. This environment can be purchased by choosing our Starter tier. The other environment is called "Production" and is used after an application has been built and tested on the sandbox environment. The production environment comes in three self-service tiers: Basic, Professional, and Premium. Each tier is distinguished by the amount of Catenis credits and Virtual devices that are included with each tier. The amount of Catenis virtual devices and Catenis credits provided for each tier is subject to change based on customer adoption and future marketing incentives.

While Blockchain of Things is currently selling its SaaS (Software as a Service) tiered offerings, we intend to seek additional funding to further develop and market the platform. The key steps and requirements for funding are listed in detail below this section titled “Relaunch our website and Product” which includes our full plan of operation and funding needs.

4. Please revise the description of your products and services to explain in plain English what they are and what they do. In doing so, please minimize the use of technical and marketing language.

In response to this comment, we have updated the description as follows:

The Catenis platform makes it easier for third-party developers and tinkerers to build new software or integrate existing software with blockchain capabilities. This is done by using Catenis’ connectivity points called Application Programming Interfaces (APIs). Catenis’ core functionality is made available via these connectivity points. They are; peer-to-peer secure messaging, contents logging (files, movies, music, etc.) to the blockchain, creation, and transfer of smart-assets (commonly referred to as tokens), administrative rights management of both messaging and logging, and notification of interactions with the blockchain. All collectively called Catenis services. These services can be used to add additional functionality to new software or enhance existing software.

5. Please refer to the second paragraph. We note the disclosure that consumed tokens convert into real Bitcoin blockchain value (actual bitcoins). Please explain what this means and how it works. In doing so, please explain, for each consumed BCOT Token, how the conversion value is determined.

In response to this comment, we have replaced the second paragraph with the following:

Catenis uses a credit system called “Catenis Service Credits” (Credits) to control the expense it incurs by using the bitcoin blockchain. It is an internal system of accounting for each customer’s account. Credits are not controlled via a central database for accounting as this would make the system centralized and vulnerable to a coordinated centralized attack rendering all connectivity points inoperable. To keep the system resilient and decentralized these credits are instead encoded (in binary) within the blockchain (in a technical part of the blockchain called inputs/outputs). They are specifically encoded on the address(s) assigned to the 3rd party software that is using the services Catenis provides. Standard Tokens on the bitcoin blockchain are created in the same way, they are also encoded (in binary) within the blockchain. BCOT tokens are bitcoin blockchain tokens. A BCOT token, when accepted by the system, converts one-to-one to a Catenis credit for a given customer account. The distinction, while subtle, is significant, when a customer’s account receives a Catenis credit, this credit is now internal to the platform, used as a unit of account, gets destroyed upon usage, and does not have the ability to leave the platform. In other words, they cannot be accessed or transferred in any way externally.

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Catenis service credits are destroyed and used as a unit of account for when bitcoins are spent by the system to pay for a Catenis paid service (i.e.: logging to the blockchain, sending a transaction message, etc.). The cost of the service is expressed in bitcoins because the bitcoin blockchain fees are paid in bitcoins. These fees are not fixed and fluctuate based on the price of bitcoin and the fee market. The system takes the current BCOT tokens price (in dollars) and the current bitcoin price (also in dollars) and calculates the amount of Catenis service credits required to pay the service cost. By using this proprietary technology, we can achieve decentralization for a system of accountability that typically requires a centrally vulnerable database.

6. Please briefly expand to explain how Catenis Enterprises works with the Bitcoin blockchain to simplify peer-to-peer message, digital asset control and recording of immutable data, how it is globally accessible and how it is designed to improve upon existing blockchain technology. Please also explain what is meant by running on edge networks.

In response to this comment, the disclosure has been amended with the following paragraphs:

When using Catenis to integrate with the bitcoin blockchain via its connectivity points (APIs) it significantly reduces the cost, difficulty, and time for developers. developers need only send a message to the message API and Catenis will automatically encrypt the message, calculate the cost of the message, Pay the cost, produce a message signature (Hash), place that signature into a bitcoin transaction for auditing, place the content of the message (file, Music, Video, etc.) into a globally distributed file system, log to the blockchain when the message was read and notify the sending party. Also, a developer never needs to buy, hold, or secure bitcoins reducing liability for our customers. Catenis does not only do this for message sending it does the same for recording of immutable data to the blockchain, creating digital assets (Tokens) and across the set of all our services. One call to our APIs and Catenis HANDLES THE difficult interactions with the blockchain on behalf of the developer.

Additionally, it improves upon the bitcoin blockchain by adding features across its 2nd layer that the bitcoin blockchain does not natively support. These include, military grade encryption, permission rights, permission rights management, notifications of occurrences, message read receipts, cryptographic proofs of who recorded the immutable data, issuance of tokens, delivery of content to a globally distributed file system (IPFS), and of-chain message capabilities so transaction message fees are significantly reduced. Since the bitcoin blockchain lives everywhere through “nodes” on computers throughout the world, applications connected to Catenis are accessible at any location on the planet. You can even send a transaction message using a block stream satellite connection and receive a transaction message when your application is connected to Catenis service endpoints.

Edge networking is a distributed computing paradigm which brings data storage and computation as close to the point of need as possible, pushing applications, data and computing power away from centralized data centers. With Catenis your connected applications can live on the edge network and not rely on central servers.

7. Please tell us the basis for the following statements you make in the noted locations within the registration statement:

• In the second paragraph on page 6, the statement that “the Company has developed the world’s first globally accessible blockchain enabled application network.”

• In the fifth paragraph on page 6, the statement “[t]he Company’s management team has invested time, energy and talent carefully developing these solutions to become the industry leader in leveraging blockchain technology cost effective for highly secure, peer device communications, and support for governance solutions across the globe.”

In response to this comment, the Form 10 was amended as follows:

For the first bullet we believe this already has been addressed with the explanation provided on #6 above which is included in the same section.

For bullet two we have removed that statement from the filing.

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Revenue Model, page 6

8. Please expand your description of your proposed revenue model to explain in detail how you propose to generate revenue. In doing so, please expand your description of the five offering tiers and explain how they tie to the monthly subscription fees that you are proposing. In addition, please clarify to what extent you have tested this revenue model and state whether or not it is proven. Finally, please clarify how the professional, support and educational services you propose to offer fit within your revenue model. In doing so, please clarify the current status of these services and your expectations for revenue from these services.

In response to this comment, the disclosure was amended by adding the following paragraph after paragraph 1 which further explains the 5 different self-service tiers being offered.

We propose to generate revenue in several ways. First, by collecting monthly fees for each of the 5 different self-service tier plans. Each tier carries a different monthly charge because each tier provides a different number of virtual devices and an initial amount of Catenis credits. Monthly and annual tier plan costs start at USD 38.88 for the starter and go up to USD 158.88 per month for the Premium tier plan. Each of these plan prices is subject to change based on how the company perceives the adoption of each tier plan. When a customer pays for an Annual subscription customer receives a discount for choosing the annual plan vs a monthly plan.

Second, by selling additional virtual devices per plan as an add on with a monthly fee. Each plan has a limited set of virtual devices it come with which range from 2 at the lowest Starter tier to 6 virtual devices on the Premium tier.

Third, by selling additional Catenis Credits for the 8 paid services Catenis provides.

Fourth, by providing Enterprise licenses. The premium self-service plan tops out at 12 POSSIBLE virtual devices than can be added. We expect that this will not be sufficient for large enterprise organizations so we will offer an Enterprise account that can be molded for the need of larger customers. The prices for the enterprise accounts will be based on the customer’s needs.

Fifth, by offering professional services and education services. While Catenis has some very powerful drag-and-drop tools for even novices to be able to build software there will always be specialized requirements where the tools we offer are not sufficiently adequate to provide for specialized needs. For this, we also offer education services around each tool and the overall product. Education services are provided to assist customers in how they can use the platform to achieve their specialized needs. If a customer wishes they can hire a member of our team to assist in building a specialized solution. For that, we provide professional services. Both education and professional services are billed at hourly rates.

The self-service tiers subscription revenue model is widely used in the software industry and has been proven over and over in the last decade. However, we have not yet tested this model in the blockchain/cryptocurrency industry and are not aware of such a model being used by others in this specific industry. Likewise, education and professional services around a platform API integration layer are also commonly used and proven. This model is being used in the Blockchain/cryptocurrency industry with varying levels of success.

The status of all services is already in place and available to any customers who wish to pay for a subscription plan, Enterprise plan or education and Professional services.

Item 1A. Risk Factors, page 11

9. Please clarify in the second, third and fourth risks factors that because claimants are entitled to seek the return of the full amount you received from them, subject to certain adjustments, pursuant to the terms of the settlement, you are potentially liable to the claimants for up to approximately $12 million.

In response to this comment, the disclosures have been amended to add the following statement to the second, third and fourth risk factors.

In addition, claimants are entitled to seek the return of the full amount they received plus interest, subject to certain adjustments, pursuant to the terms of the settlement, making us potentially liable to the claimants for up to approximately $12 million

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Currency exchange rate fluctuations may disrupt our business, page 18

10. Please briefly expand to explain why you expect a substantial amount of your future revenue from foreign net sales.

In response to this comment, the disclosure was amended by added this additional sentence after the first sentence:

This is due to the majority of BCOT tokens and license sales occurring outside of the United States during the token’s presale phase. Blockchain of Things, Inc. had approximately 1,384 BCOT token buyers and 378 individuals who purchased and are entitled to use the Catenis Product on an annual license.

We have business systems that do not have full redundancy, page 21

11. Please briefly clarify which core business systems that you are referring to that do not have redundancy so that investors can assess the risk.

In response to this comment, disclosure was amended by added the following to this section:

Administration and accounting functions of the business mostly rely on both the CEO and CFO who manage and maintain the company’s records on computers along with backup drives. These administrative functions are located in a single facility without any external redundancy beyond those locations. Additionally, being a smaller company much of the intellectual knowledge of running the company’s everyday tasks is concentrated with both of these individuals. If one of these individuals suffered from a health risk or death it could significantly impact the ability of the company to remain viable.

Specific Risks Related to Owning BCOT Tokens, page 25

12. Please add a new risk factor that describes the risks associated with the BCOT Tokens currently having negligible utility and that the anticipated functionality described in the registration statement may never be available. Please include a cross-reference to the Description of Registrant’s Securities to be Registered section beginning on page 42.

In response to this comment, the Form 10 was amended by added the following section:

The BCOT Tokens have negligible utility

Today beyond the use of the token to purchase a Catenis license and Catenis credits the tokens can only be used to peer-to-peer transferring amongst owners of the tokens and potential buyers. Aside from these utilities, the BCOT tokens have negligible utility. All other functionality described in the registration statement may never be available. For additional information please see the section titled: Description of Registrant’s Securities to be Registered.

Risks Related to Our Rescission Offer, page 27

13. We note the risk factor at the top of page 28 stating that the Company issued BCOT Tokens to certain vendors during 2017 for services rendered in connection with your initial coin offering ("ICO"), which were accounted for at that time at approximately $12 million. Please explain your accounting treatment (and disclose your accounting policy in the notes to the consolidated financial statements) for those tokens issued to vendors and cite the authoritative guidance you used to support your account treatment (i.e., initial recognition, measurement, and remeasurement, as applicable).

In response to this comment, the disclosure was amended to remove this statement as there were no vendors that were paid in BCOT tokens.

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Risks Related to Our Rescission Offer, page 27

14. Please add a new risk factor that describes the risk to claimants that you may not have sufficient funds to satisfy their claims. The risk factor should address your existing assets, limitations on your ability to satisfy claims, your plans to address any shortfall in your ability to satisfy claims, as well as the current value of the digital assets (e.g., Ether, Bitcoin) you received from claimants as payment for the BCOT Tokens.

In response to this comment,

Risks to Claimants

There is a risk to Claimants that we may not have sufficient funds to satisfy their claims. In exchange for the BCOT Tokens, the Company, beginning in December 2017 through early July 2018, obtained Ether, Bitcoin, Bitcoin Cash and Tether from customers totaling approximately $11,863,530 and cash of $609,670, of which $91,100 was received in December 2017. The company only presently holds USD $3,454,854.61 current value of digital currency as of July 19, 2020. This is a substantial amount less than required to satisfy all of all claimants. Any shortfall from our ability to address all claims could cause the company to seek bankruptcy protection. We may:

1.	have to cease operations, in which case we may file a petition for bankruptcy in U.S. Bankruptcy Court under Chapter 7, whereby a trustee will be appointed to sell off our assets, and the money will be used to pay off our debts in order of their priority. Claimant’s priority, as a BCOT Token holder seeking a refund claim, should be equal to all of the Company’s other unsecured creditors; or

2.	file a petition for bankruptcy in U.S. Bankruptcy Court under Chapter 11 to restructure our debt, including our debt to claimants, as a BCOT Token holder seeking a refund claim. Claimant’s priority, as a BCOT Token holder seeking a refund claim, should be equal to all of the Company’s other unsecured creditors. The Chapter 11 reorganization plan will describe claimant’s rights as a BCOT Token holder and what claimant can expect to receive, if anything, from the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

15. Please revise this section to disclose the following:

• Why for 2018 you took an $8,865,798 impairment of your digital assets.

• How you used the approximately $12 million in proceeds you received from the sale of BCOT Tokens.

• There is no assurance that you will be successful in obtaining funding or generating revenues sufficient to satisfy claims submitted pursuant to the Claims Process.

• Your plans for satisfying claims submitted pursuant to the Claims Process, including how you would address circumstances in which you do not have sufficient liquidity to both grow your business and satisfy all of the claims.

In response to this comment, the disclosure was amended to include the following within this section.

Our Digital Assets were impaired by $8,865,798 in 2018 and $32,059 in 2019. The impairments were a result of decline in the quoted price below the cost of the Bitcoins, Ethers, Tethers and Bitcoin Cash. The company views the decline in the quoted price as an impairment indicator and performed an impairment assessment.

All expenditures discussed above in this section have been paid for by the proceeds of the sale of the BCOT Tokens.

There is no assurance that we will be successful in obtaining funding or generating revenues sufficient to satisfy claims submitted pursuant to the Claims Process.

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The following is our plan to satisfy the claims. No claims will be paid prior to the Claim Form Deadline. Subsequent to the Claim Form Deadline, the Company will begin to pay all valid refund claims. If the Company has a sufficient amount of cryptocurrency on hand, all valid refund claims will be paid in full. If the Company does not have a sufficient amount of cryptocurrency on hand to pay all valid refund claims, depending on the shortfall, the Company intends to seek funding from outside investors (either through the sale of additional equity or otherwise) or seek debt financing from third-party lenders. In this case, all valid refund claims will be partially paid, on a pro rata basis, until we can obtain additional financing, and all unpaid amounts will continue to accrue interest until paid in full. We expect to calculate interest by using the average yield of the 1-year US Treasury note which for December 2019 is 1.55%. Such additional financing (whether debt or equity) may not be available on favorable terms, or at all, and could increase the Company’s debt balance and result in significant expense to the Company. Any shortfall from our ability to address all claims could cause the company to seek bankruptcy protection.

Rescission Offer, page 30

16. Please clarify whether you will pay claims in cash, in U.S. Dollars, or in digital assets. To the extent a claimant used digital assets to purchase BCOT Tokens, please explain how you will value the digital assets for purposes of satisfying the claimant's claim.

In response to this comment, the disclosure was amended to include the following within this section.

All claims will be paid in U.S. Dollars or the digital currency in which original payment was made to the Company, based upon the amount of fiat or digital currency paid to the Company at the time of the BCOT token purchase to the originating address the payment was made from.

17. In the third paragraph, please clarify the maximum aggregate amount you could pay in satisfaction of claims if you liquidated all the digital assets you currently have on hand. Please value the digital assets as of the most recent practicable date, and disclose the date.

In response to this comment, the disclosure was amended to include the following within this section on the 3rd paragraph.

As of July 19, 2020, the maximum aggregate amount we could pay in satisfaction of claims if we liquidated all the digital assets we currently have on hand is USD 3,454,854.61

Item 15. Financial Statements and Exhibits, page 47

18. Please revise to include updated interim financial statements; refer to Article 8 of Regulation S-X.

In response to this comment, we amended to include the updated interim financial statements.

Note 11 - BCOT Tokens, page F-16

19. We note your disclosure stating that the Company accounted for the sale of tokens in accordance with ASC 606 and that you determined the counterparties to be customers. Please revise your disclosure to clarify how the accounting conclusions described here are consistent with the policy on page F-7 which states that you are accounting for the token issuances as a research and development arrangement in accordance with ASC 730-20.

In response to this comment, in reading the Token Sale agreement, we determined that the requirement is for the Company to provide certain services to the BCOT Token holders in exchange for the use of the tokens. Accordingly, we have determined these falls under the guidance of ASC 606 and have removed the reference to ASC 730. The Form 10 was amended to present the following:

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Note 3 - Summary of Significant Accounting Policies

…

BCOT Token Project

The Company has developed and continues to enhance a platform, or web services layer, designed to improve upon existing blockchain technology, including its security and ease of use (collectively, the “BCOT Token Project”). The technology could primarily assist with four blockchain-based services: 1) message transmission, 2) message logging, 3) digital asset generation, and 4) digital asset transfer. Due to the significant hurdles in developing the BCOT Token Project, technological feasibility had not been established at the time of the token issuances and, therefore, all of the Company’s development costs were expensed.

As part of the BCOT Token Project, the Company issued BCOT Tokens. In exchange for the BCOT Tokens, the Company, beginning in December 2017 through early July 2018, obtained Ether, Bitcoin, Bitcoin Cash and Tether from customers totaling approximately $11,863,530 and cash of $609,670, of which $91,100 was received in December 2017, towards the development of the BCOT Token Project.

The Company evaluated the terms of sale of the BCOT Tokens and determined that, when sold, a BCOT Token represents an obligation of the Company with counterparties that were determined to be customers. Therefore, the Company determined that BCOT Token(s), when sold by the Company, are akin to prepayments of future services and are treated as deferred revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”). ASC 606 applies to contracts with customers and defines a customer as any user or reseller. Furthermore, a BCOT Token, when sold, is considered a prepayment for services to be performed in Catenis and once delivered represents deferred revenues derived from those services.

Exhibits

20. Please file as exhibits to the registration statement the Claim Form and the original token offering statement.

In response to this comment, Exhibits has been added to the Registration Statement of the Claim Form and the Original Token Offering Statement.

Sincerely,

/s/ Andre De Castro

Andre De Castro

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